Exhibit 99.1
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A. – EARNINGS RELEASE 3Q24
RESPONSE SEGMENT
3Q24 HIGHLIGHTS
Net Revenue

(R$ MM)	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Net revenue	641.1	740.5	1,011.6	1,849.4	2,431.2	57.8%	36.6%	31.5%
Brazil	242.5	359.1	503.2	650.8	1,156.7	107.5%	40.1%	77.7%
North America	314.3	296.5	401.0	936.3	1,001.1	27.6%	35.2%	6.9%
Europe	34.3	38.0	62.1	116.1	140.2	81.2%	63.5%	20.7%
LatAm (Ex Brazil)	50.0	46.9	45.3	146.2	133.1	(9.4%)	(3.4%)	(9.0%)

Net revenue reached a record of R$1,011.6 million in 3Q24, 57.8% higher than 3Q23, due to the result in the northern hemisphere and the contribution of Fleet Demobilization of R$165.6 million in Brazil.
The Response segment continues to demonstrate its ability to generate revenue globally by providing preventive and emergency services in response to customer demand in international value chains. Excluding the effect of Fleet Demobilization that impacted revenue in Brazil, the share of revenue from overseas would have grown to 58.6% of the total. We continue to see opportunities to replicate the Response business model and to deepen operations in the international geographies where we operate, notably North America.
Brazil

Brazil		3Q23	2Q24	3Q24	Var. 3Q24 3Q23	Var. 3Q24 2Q24
Subscription	R$ mm	28.7	71.8	63.9	122.6%	(11.0%)
Field Services	R$ mm	225.4	323.0	309.8	37.4%	(4.1%)
High Impact Emergencies	R$ mm	16.7	9.5	5.9	(64.7%)	(37.9%)
Adjusted Gross Revenue¹	R$ mm	270.9	404.3	379.7	40.0%	(6.1%)
Hours and Labor
Workforce	# people	N.A.	5,105.0	5,121.0	N.A.	0.3%
Available Hours	thousand hours	N.A.	3,369.0	3,380.0	N.A.	0.3%
Hours Worked	thousand hours	N.A.	2,362.0	2,514.0	N.A.	6.4%
Field Service Hours	thousand hours	N.A.	2,360.0	2,513.8	N.A.	6.5%
Hours in High Impact Emergencies	thousand hours	N.A.	1.6	0.2	N.A.	(89.6%)
Region Utilization Rate	%	N.A.	70%	74%	N.A.	4 p.p.
Revenue Per Hour
Field Services	R$/h	N.A.	136.9	123.2	N.A.	(10.0%)
High Impact Emergencies	R$/h	N.A.	5,821.1	34,911.2	N.A.	499.7%
Revenue Per Hour	R$/h	N.A.	171.2	151.0	N.A.	(11.8%)
1- Adjusted for the sale of assets.

Exhibit 99.1
In 9M24, net revenue growth reached 77.7%, mainly due to subscription contracts and field service activities. Revenue from the mobilization of bioengineering contracts, remediation of contaminated areas, environmental monitoring programs, as well as services for port and maritime support services, readiness for oil spill containment, and tank and ship cleaning, were important in this increase.
A major emergency response was provided to protect forests threatened by fires and drought. We acted to mitigate the risk of fires that could threaten the production and stock of biological assets of pulp and paper clients. The highest average ticket in this segment is the result of the use of helicopters with specialized and sophisticated firefighting equipment and manpower for this type of service.
LatAm

LatAm		3Q23	2Q24	3Q24	Var. 3Q24 3Q23	Var. 3Q24 2Q24
Subscription	R$ mm	6.8	7.3	6.2	(8.8%)	(15.1%)
Field Services	R$ mm	54.9	48.1	44.1	(19.7%)	(8.3%)
High Impact Emergencies	R$ mm	0.0	0.0	0.0	NM	NM
Gross Revenue	R$ mm	61.7	55.5	50.3	(18.5%)	(9.4%)
Hours and Labor
Workforce	# people	N.A.	844.0	840.0	N.A.	(0.5%)
Available Hours	thousand hours	N.A.	557.0	554.0	N.A.	(0.5%)
Hours Worked	thousand hours	N.A.	457.0	445.0	N.A.	(2.6%)
Field Service Hours	thousand hours	N.A.	457.0	443.0	N.A.	(3.1%)
Hours in High Impact Emergencies	thousand hours	N.A.	0.0	0.0	N.A.	NM
Utilization Rate	%	N.A.	82%	80%	N.A.	(2 p.p.)
Revenue Per Hour
Field Services	R$/h	N.A.	105.3	99.6	N.A.	(5.4%)
High Impact Emergencies	R$/h	N.A.	0.0	0.0	N.A.	NM
Revenue Per Hour	R$/h	N.A.	121.4	113.6	N.A.	(6.4%)
The decrease in gross revenue in 3Q24 vs. 3Q23 is due to lower field service activity and fewer routine emergency occurrences, resulting in fewer hours worked.
The LatAm region operates with higher utilization levels due to the greater presence of outsourcing contracts in highways and mining companies, and therefore presents more stable margins in longer periods such as in 9M24.

Exhibit 99.1
Europe

Europe		3Q23	2Q24	3Q24	Var. 3Q24 3Q23	Var. 3Q24 2Q24
Subscription	R$ mm	1.3	3.1	1.1	(15.4%)	(64.5%)
Field Services	R$ mm	41.5	42.2	46.7	12.5%	10.7%
High Impact Emergencies	R$ mm	0.0	5.4	26.4	NM	388.9%
Gross Revenue	R$ mm	42.8	50.7	74.2	73.4%	46.4%
Hours and Labor
Workforce	# people	N.A.	132.0	132.0	N.A.	—%
Available Hours	thousand hours	N.A.	87.0	87.0	N.A.	—%
Hours Worked	thousand hours	N.A.	64.0	59.0	N.A.	(7.8%)
Field Service Hours	thousand hours	N.A.	64.0	45.0	N.A.	(29.7%)
Hours in High Impact Emergencies	thousand hours	N.A.	0.3	13.5	N.A.	NM
Utilization Rate	%	N.A.	73%	68%	N.A.	(5 p.p.)
Revenue per hour
Field Services	R$/h	N.A.	664.4	1,031.7	N.A.	55.3%
High Impact Emergencies	R$/h	N.A.	15,989.2	1,946.3	N.A.	(87.8%)
Revenue Per Hour	R$/h	N.A.	794.0	1,261.5	N.A.	58.9%
Gross revenue grew 73.4% versus 3Q23 in Europe, driven by increases in field services and High Impact Emergencies. The region has increased its cross-selling capacity by selling routine emergency services and industrial cleaning and has been a reference for oil spills in international waters. This quarter, there was a major contribution to fighting fires and containing oil and fuel spills, originating from terrorist attacks in the Red Sea. Ambipar sent teams and materials from England and Brazil to respond to this human and environmental incident.
In 9M24, the European division has been working on the continuous integration of its operations and commercial strength, reinforcing Ambipar's ability to provide global services.
North America

North America		3Q23	2Q24	3Q24	Var. 3Q24 3Q23	Var. 3Q24 2Q24
Subscription	R$ mm	24.9	25.7	31.4	26.2%	22.1%
Field Services	R$ mm	293.9	254.6	355.6	21.0%	39.7%
High Impact Emergencies	R$ mm	8.5	18.2	26.6	214.2%	45.9%
Gross Revenue	R$ mm	327.3	298.5	413.6	26.4%	38.6%

Workforce	# people	N.A.	1,271.0	1,313.0	N.A.	3.3%
Available Hours	thousand hours	N.A.	838.9	866.6	N.A.	3.3%
Hours Worked	thousand hours	N.A.	527.6	541.2	N.A.	2.6%
Field Service Hours	thousand hours	N.A.	512.7	515.0	N.A.	0.4%
Hours in High Impact Emergencies	thousand hours	N.A.	14.9	26.2	N.A.	76.0%
Region Utilization Rate	%	N.A.	63%	62%	N.A.	(0.4 p.p.)

Field Services	R$/h	N.A.	496.5	690.5	N.A.	39.1%
High Impact Emergencies	R$/h	N.A.	1,222.0	1,012.8	N.A.	(17.1%)
Revenue Per Hour	R$/h	N.A.	171.2	151.0	N.A.	(11.8%)
Gross revenue growth in North America of 26.4% versus 3Q23 reflects a positive performance mainly in the US.

Exhibit 99.1
After a second quarter with performance below expectations in the region, we continued with the strategy of reallocating equipment and personnel to serve different customers in Canada, in addition to focusing on ramping up bases and opening new locations in the USA.
In responding to High Impact Emergencies, cross-selling between crisis management consulting services for the shipping industry and our ability to perform field services made it possible to provide cleaning, decontamination and debris removal services in a maritime accident that has been ongoing since 2Q24.

Cost breakdown

R$ MM	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Personnel	260.0	319.3	347.3	751.1	959.3	33.6%	8.8%	27.7%
Third parties	102.7	91.6	119.3	283.7	290.1	16.2%	30.2%	2.3%
Maintenance	22.7	30.9	25.7	67.2	82.9	13.4%	(16.9%)	23.2%
Trips	19.7	18.6	21.7	56.1	53.4	10.2%	16.5%	(4.8%)
Freight	1,2	1.1	2.6	3.5	4.8	117.1%	132.5%	38.0%
Rentals	(21.2)	0.0	(0.2)	1.3	0.0	(99.2%)	N.M.	(99.4%)
Fuel	16.1	17.7	22.9	41.5	58.9	41.8%	29.0%	42.0%
Materials	4.6	9.8	32.8	17.7	53.3	619.1%	236.3%	201.9%
Telecommunications	3.7	5.3	6.3	10.2	14.9	71.9%	20.0%	45.8%
Marketing	4.6	7.5	6.4	13.0	16.8	38.8%	(14.7%)	29.5%
Taxes	1.1	6.7	10.4	16.1	20.2	889.4%	55.7%	25.2%
Others	33.6	31.7	167.0	92.8	243.1	396.6%	426.4%	162.1%
Total Cost	448.8	540.3	762.4	1,354.0	1,797.7	69.9%	41.1%	32.8%
Adjusted Total Cost	448.8	540.3	636.4	1,354.0	1,671.7	41.8%	17.8%	23.5%
In this quarter, costs behaved in accordance with the business mix, except for Others, where costs due to fleet demobilization contributed approximately R$126M or 12% of net revenue.
Excluding the effects of demobilization, costs grew 41.8% versus 3Q23 and 17.8% versus 2Q24, still exceeding revenue growth. This is partly due to the mix effect and the recognition of costs related to 2Q24 and measured in 3Q24.

Exhibit 99.1
CAPEX Response

Capex Response (R$ MM)	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Maintenance	36.0	22.7	28.9	84.8	98.8	(19.5%)	27.3%	16.6%
%Net Revenue Response	5.6%	3.1%	2.9%	4.6%	4.1%	(2.7 pp)	(0.2 pp)	(0.5 pp)
Expansion	39.6	26.7	64.6	101.9	106.1	63.1%	141.7%	4.2%
%Net Revenue Response	6.2%	3.6%	6.4%	5.5%	4.4%	0.2 pp	2.8 pp	(1.1 pp)
Capex Response Total	75.6	49.5	93.6	186.7	205.0	23.8%	89.1%	9.8%
%Net Revenue Response	11.8%	6.7%	9.3%	10.1%	8.4%	(2.5 pp)	2.6 pp	(1.7 pp)

Regional segmentation	3Q23	2Q24	3Q24	9M23	9M24	Var. 3Q24 3Q23	Var. 3Q24 2Q24	Var. 9M24 9M23
Brazil	23.9	11.2	40.5	55.8	51.7	69.5%	260.6%	(7.3%)
Latam (ex Brazil)	15.7	0.0	0.0	34.3	0.0	(100.0%)	NM	(100.0%)
Europe	0.0	0.7	0.9	0.3	1.8	N.A.	26.3%	500.7%
North America	0.0	14.8	23.2	11.5	52.6	N.A.	57.0%	357.3%

% CAPEX of revenue by segment
Brazil	9.9%	3.1%	8.1%	8.6%	4.5%	(1.8 pp)	4.9 pp	1.3 pp
Adjusted Brazil	9.9%	3.1%	12.0%	8.6%	5.2%	2.1 pp	8.9 pp	2.1 pp
Latam (ex Brazil)	31.5%	0.0%	0.0%	23.5%	0.0%	(31.5 pp)	0.0 pp	0.0 pp
Europe	0.0%	1.9%	1.5%	0.3%	1.3%	1.5 pp	(0.4 pp)	(0.6 pp)
North America	0.0%	5.0%	5.8%	1.2%	5.3%	5.8 pp	0.8 pp	0.3 pp
%Adjusted NR Response	11.8%	6.7%	11.1%	10.1%	9.0%	(0.7 pp)	4.4 pp	(1.0 pp)

In 3Q24, the addition of fixed assets in Response was R$93.6 million, with an increase in CAPEX for expansion in Brazil and North America. In Brazil, the highlights were the acquisition of 3 new small aircraft for service in remote areas, and the acquisition of assets in mobilization of bioengineering contracts and environmental monitoring program. In North America, new vehicles were acquired in the USA to increase service capacity on the same bases.